EXHIBIT 12

TD Ameritrade Holding Corporation

Computation of Ratio of Earnings to Fixed Charges

(Dollars in millions)

(Unaudited)

	Fiscal Year Ended September 30,
	2012	2011	2010	2009	2008

Determination of earnings:
Pre-tax income	$906	$1,017	$912	$1,060	$1,264
Fixed charges	53	55	67	69	339
Less: Capitalized interest	(2)	(1)	—	—	—
Less: Undistributed income of equity investee	(1)	—	—	—	—

Earnings (A)	$956	$1,071	$979	$1,129	$1,603

Fixed charges:
Interest on borrowings (1)	$28	$32	$45	$40	$78
Capitalized interest	2	1	—	—	—
Brokerage interest expense	6	5	6	15	250
Interest portion of rent expense	17	17	16	14	11

Total fixed charges (B)	$53	$55	$67	$69	$339

Ratio of earnings to fixed charges (A) ÷ (B)	18.0	19.5	14.6	16.4	4.7
Ratio of earnings to fixed charges, excluding brokerage interest expense (2)	20.2	21.3	16.0	20.6	15.2

(1)	Interest on borrowings includes amortization of capitalized debt issuance costs.

(2)	Because interest expense incurred in connection with brokerage activities is completely offset by brokerage interest revenue, the Company considers such interest to be a reduction of net revenues. Accordingly, the ratio of earnings to fixed charges, excluding brokerage interest expense, reflects the elimination of such interest expense from fixed charges.